Filed Pursuant to Rule 433

File No. 333-251124

FINAL TERM SHEET

Dated September 6, 2022

WALMART INC.

$1,750,000,000 3.900% Notes Due 2025

$1,000,000,000 3.950% Notes Due 2027

$1,250,000,000 4.150% Notes Due 2032

$1,000,000,000 4.500% Notes Due 2052

Name of Issuer:	Walmart Inc. (“Walmart” or the “Company”)

Title of Securities:	3.900% Notes Due 2025 (“2025 Notes”)
3.950% Notes Due 2027 (“2027 Notes”)
4.150% Notes Due 2032 (“2032 Notes”)
4.500% Notes Due 2052 (“2052 Notes” and, collectively with the 2025 Notes, 2027 Notes and 2032 Notes, the “Notes”)

Aggregate Principal Amount:	$1,750,000,000 (2025 Notes)
$1,000,000,000 (2027 Notes)
$1,250,000,000 (2032 Notes)
$1,000,000,000 (2052 Notes)

Issue Price (Price to Public):	99.930% of aggregate principal amount (2025 Notes)
99.784% of aggregate principal amount (2027 Notes)
99.692% of aggregate principal amount (2032 Notes)
99.951% of aggregate principal amount (2052 Notes)

Maturity Date:	September 9, 2025 (2025 Notes)
September 9, 2027 (2027 Notes)
September 9, 2032 (2032 Notes)
September 9, 2052 (2052 Notes)

Coupon (Interest Rate):	3.900% (2025 Notes)
3.950% (2027 Notes)
4.150% (2032 Notes)
4.500% (2052 Notes)

Benchmark Treasury:	UST 3.125% due August 15, 2025 (2025 Notes)
UST 3.125% due August 31, 2027 (2027 Notes)
UST 2.750% due August 15, 2032 (2032 Notes)
UST 2.875% due May 15, 2052 (2052 Notes)

Spread to Benchmark Treasury:	+35 basis points (2025 Notes)
+55 basis points (2027 Notes)
+85 basis points (2032 Notes)
+100 basis points (2052 Notes)

Benchmark Treasury	98-24 1⁄8; 3.575% (2025 Notes)
Price and Yield:	98-17; 3.448% (2027 Notes)
95-02; 3.338% (2032 Notes)
88-15; 3.503% (2052 Notes)

Yield to Maturity:	3.925% (2025 Notes)
3.998% (2027 Notes)
4.188% (2032 Notes)
4.503% (2052 Notes)

Interest Payment Dates:	Interest will accrue from September 9, 2022.

Interest on the 2025 Notes will be payable semi-annually on March 9 and September 9 of each year, beginning on March 9, 2023.

Interest on the 2027 Notes will be payable semi-annually on March 9 and September 9 of each year, beginning on March 9, 2023.

Interest on the 2032 Notes will be payable semi-annually on March 9 and September 9 of each year, beginning on March 9, 2023.

Interest on the 2052 Notes will be payable semi-annually on March 9 and September 9 of each year, beginning on March 9, 2023.

Interest Payment Record Dates:	In the case of the 2025 Notes, February 22 and August 25 of each year.

In the case of the 2027 Notes, February 22 and August 25 of each year.

In the case of the 2032 Notes, February 22 and August 25 of each year.

In the case of the 2052 Notes, February 22 and August 25 of each year.

Day Count Convention:	30/360 (2025 Notes)
30/360 (2027 Notes)
30/360 (2032 Notes)
30/360 (2052 Notes)

Optional Redemption Provisions:	Walmart may redeem the Notes of any series, at its option and, as to each series of Notes, in whole or in part, at any time and from time to time, prior to the applicable Par Call Date (as defined below) (or, in the case of the 2025 Notes, prior to the maturity date), at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

• (a) the sum of the present values of the Remaining Scheduled Payments (as defined below) less (b) interest accrued to, but excluding, the redemption date, and

• 100% of the principal amount of the Notes to be redeemed,

plus, in either case, any accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the applicable Par Call Date, we may redeem the 2027 Notes, the 2032 Notes and the 2052 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest on the Notes of each such series to be redeemed to, but excluding, the redemption date.

“Par Call Date” means, in the case of the 2027 Notes, August 9, 2027 (the date that is one month prior to the maturity date of such Notes), in the case of the 2032 Notes, June 9, 2032 (the date that is three months prior to the maturity date of such Notes), and, in the case of the 2052 Notes, March 9, 2052 (the date that is six months prior to the maturity date of such Notes).

“Remaining Scheduled Payments” means, with respect to any Note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption (assuming the Notes of such series matured on the Par Call Date (or, in the case of the 2025 Notes, the maturity date) for the Notes of such series).

In determining the present value of the Remaining Scheduled Payments, Walmart will discount such payments to the redemption date (assuming that such Notes matured on their applicable Par Call Date (or, in the case of the 2025 Notes, the maturity date)) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus, in the case of the 2025 Notes, 10 basis points, in the case of the 2027 Notes, 10 basis points, in the case of the 2032 Notes, 15 basis points, and, in the case of the 2052 Notes, 20 basis points.

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the notice of the redemption based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (or, in the case of the 2025 Notes, the maturity date) (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date or the maturity date, as applicable, on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the notice of the redemption, H.15 TCM or any successor designation or publication is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such notice of the redemption of the United States Treasury security maturing on, or with a maturity that is closest to, the applicable Par Call Date or maturity date, as applicable. If there is no United States Treasury security maturing on the applicable Par Call Date or maturity date but there are two or more United States Treasury securities with a maturity date equally distant from the applicable Par Call Date or maturity date, one with a maturity date preceding the applicable Par Call Date or maturity date and one with a maturity date following the applicable Par Call Date or maturity date, the Company shall select the United States Treasury security with a maturity date preceding the applicable Par Call Date or maturity date. If there are two or more United States Treasury securities maturing on the applicable Par Call Date or maturity date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

A notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) to each registered holder of the 2025 Notes, the 2027 Notes, the 2032 Notes or the 2052 Notes being redeemed at least 10 days but not more than 60 days before the redemption date.

In the case of a partial redemption, selection of any Note for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair. No Note of a principal amount of $2,000 or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount of such Note to be redeemed. A new Note in a principal amount equal to the unredeemed portion of such Note will be issued in the name of the holder of such Note upon surrender for cancellation of the original Note. For so long as the Notes are held by DTC (or another depositary), the redemption of any Notes shall be done in accordance with the policies and procedures of the depositary.

Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on any Note or portions thereof called for redemption.

The Company’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Sinking Fund Provisions:	None

Payment of Additional Amounts:	Not applicable

Legal Format:	SEC registered

Net Proceeds to Walmart (after underwriting discounts and commissions and before offering expenses):	$1,744,400,000 (2025 Notes)
$994,340,000 (2027 Notes)
$1,240,525,000 (2032 Notes)
$992,010,000 (2052 Notes)

Settlement Date:	T+3; September 9, 2022

Joint Book-Running Managers:	Barclays Capital Inc.
BofA Securities, Inc.
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Wells Fargo Securities, LLC

Senior Co-Managers:	BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
Mizuho Securities USA LLC
Morgan Stanley & Co. LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	BBVA Securities Inc.
NatWest Markets Securities Inc.
Santander Investment Securities Inc.
Scotia Capital (USA) Inc
SMBC Nikko Securities America, Inc.
Standard Chartered Bank
TD Securities (USA) LLC
ICBC Standard Bank Plc
Loop Capital Markets LLC
Academy Securities, Inc.
AmeriVet Securities, Inc.
Blaylock Van, LLC
C.L. King & Associates, Inc.
R. Seelaus & Co., LLC

Selling Restrictions:	European Economic Area, United Kingdom, Canada, Hong Kong, Japan, Korea, Singapore, Switzerland, Taiwan and the United Arab Emirates

CUSIP:	931142 EW9 (2025 Notes)
931142 EX7 (2027 Notes)
931142 EY5 (2032 Notes)
931142 EZ2 (2052 Notes)

ISIN:	US931142EW94 (2025 Notes)
US931142EX77 (2027 Notes)
US931142EY50 (2032 Notes)
US931142EZ26 (2052 Notes)

Ratings:	Ratings for Walmart’s long-term debt securities: S&P, AA; Moody’s, Aa2; and Fitch, AA.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The offer and sale of the Notes to which this final term sheet relates have been registered by Walmart Inc. by means of a registration statement on Form S-3 (SEC File No. 333-251124).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering in the United States to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering in the United States. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling (i) Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) BofA Securities, Inc. toll-free at 1-800-294-1322 or (iii) J.P. Morgan Securities LLC collect at 1-212-834-4533.